UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BRILLIANT EARTH GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware                                        001-40836
(State or Other Jurisdiction of Incorporation)                        (Commission File Number)

300 Grant Avenue, Third Floor, San Francisco, CA                         94108
(Address of Principal Executive Offices)                             (Zip Code)

(800) 691-0952, Alex Grab, General Counsel
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the Conflict Minerals Report for Brilliant Earth Group, Inc. (the “Company” or “Brilliant Earth”) for the reporting period January 1, 2023 to December 31, 2023 is filed as Exhibit 1.01 hereto and is publicly available at https://investors.brilliantearth.com/financial-information/sec-filings.

The references herein to the Company’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Brilliant Earth Group, Inc.

By /s/ Alex Grab                                May 31, 2024
Alex Grab
General Counsel